Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd. NW Atlanta, GA 30308 Tel 404.506.5000

May 20, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Ms. Jennifer Thompson
Accounting Branch Chief

Re:	The Southern Company
Alabama Power Company
Georgia Power Company
Gulf Power Company
Mississippi Power Company
Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2014 (“Form 10-K”)
Filed March 2, 2015
File Nos. 1-03526, 1-03164, 1-06468, 1-31737, 1-11229, 333-98553

Dear Ms. Thompson:
The following is the response of Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company (collectively, the “Regulated Subsidiaries”), The Southern Company (“Southern Company”), and Southern Power Company (together with the Regulated Subsidiaries and Southern Company, the “Registrants”) to the comments on the Form 10-K, transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 6, 2015. We are submitting this letter on behalf of the Registrants, and the terms “we,” “us,” and “our” in the following responses refer to, as applicable, each Registrant.
Capitalized terms used herein but not otherwise defined have the meanings set forth in the Form 10-K.

Securities and Exchange Commission
May 20, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014
General
SEC COMMENT:

1.
Please note this review encompassed all registrants listed on the facing page of your Form 10-K. To the extent a comment applies to more than one registrant please address the comment separately for each registrant.

RESPONSE:
The response below is provided by each Regulated Subsidiary and Southern Company. Due to its unregulated nature, Southern Power Company is not subject to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 980, Regulated Operations (“ASC 980”).
Southern Company and Subsidiary Companies 2014 Annual Report
Notes to the Financial Statements
1. Summary of Significant Accounting Policies
Regulatory Assets and Liability, page II-54
SEC COMMENT:

2.
We note ASC 715 requires you to recognize the funded status of your defined benefit pension and other postemployment benefit (OPEB) plans on your balance sheet. Please explain to us how you concluded it was appropriate to record a regulatory asset to offset the liability recognized as a result of applying ASC 715 in lieu of recognizing a charge to other comprehensive income. In this regard, we note the significant increase in your retiree benefit plans regulatory asset in fiscal 2014 which appears to be related to the increase in your projected benefit obligations for the Company’s pension and other postretirement benefit plans. Refer to paragraphs 1-7 of ASC 980-715-25. Please be detailed in your response and ensure your analysis considers the additional criteria for recognition of a regulatory asset for OPEB costs as specified pursuant to ASC 980-715-25-3 through 25-7.

RESPONSE:
In accordance with ASC 980-340-25-1, unrecognized pension benefits and OPEB costs that were first recognized as part of our pension and OPEB liabilities with the adoption of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) represent incurred costs that will be amortized to expense in future

Securities and Exchange Commission
May 20, 2015

periods, and it is probable that future revenue in an amount equal to the regulatory assets will be received from the inclusion of these employee benefit costs as allowable costs for ratemaking purposes. Specifically, each Regulated Subsidiary has a regulatory order from its state public service commission that allows for recovery in rates of pension costs and OPEB costs accrued under FASB Statement No. 87, Employers’ Accounting for Pensions and FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions.
Pursuant to the provisions of ASC 980, each Regulated Subsidiary has recognized regulatory assets for unrecognized pension costs and OPEB costs that would otherwise be charged to accumulated other comprehensive income (prior service costs/credits and unrecognized net gain/loss) in accordance with FASB Accounting Standards Codification 715, Compensation-Retirement Benefits (“ASC 715”). Furthermore, each Regulated Subsidiary has historically collected pension costs and OPEB costs, including the amortization of unrecognized prior service costs/credits and unrecognized net gain/loss, through its state public service commission-approved rates and no evidence exists that would change such regulatory treatment. Therefore, neither Southern Company nor any Regulated Subsidiary applies the provisions of ASC 980-715-25 due to the fact that pension costs and OPEB costs that are accrued under ASC 715 are the amounts that are recognized and collected in rates by each Regulated Subsidiary.
The balance in regulatory assets related to pension costs and OPEB costs has fluctuated significantly over the past five years, as indicated in the table below, due primarily to changes in discount rates used to determine Southern Company’s benefit obligations which directly impact the amount of unrecognized net gain/loss. Given that none of the Regulated Subsidiaries earn a return on these regulatory assets (as disclosed in Note (p) to the table on page II-55 of the Form 10-K) due to the existence of the offsetting pension and OPEB liabilities, the increases and decreases in the balance have no impact on the amount of expense each Regulated Subsidiary is allowed to recover through rates.

$ in millions	2014	2013	2012	2011	2010
Regulatory assets	$3,469	$1,760	$3,373	$2,959	$2,041
Discount rate:
Pension	4.17%	5.02%	4.26%	4.98%	5.52%
OPEB	4.04%	4.85%	4.05%	4.88%	5.40%

*               *               *

In connection with the above responses to the Commission’s comments, each Registrant hereby acknowledges that:

•	Such Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
May 20, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Such Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments on the Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.
Please direct any further questions or comments you may have regarding these filings to the undersigned, Ann Daiss, at (404) 506-6766 or the undersigned, Melissa Caen, at (404) 506-0684.

Very truly yours,

THE SOUTHERN COMPANY

        /s/Ann P. Daiss

By: Ann P. Daiss
Comptroller

ALABAMA POWER COMPANY
GEORGIA POWER COMPANY
GULF POWER COMPANY
MISSISSIPPI POWER COMPANY
SOUTHERN POWER COMPANY

         /s/Melissa K. Caen

By: Melissa K. Caen
Assistant Secretary